News Release

ZURICH

Zurich reports a strong operating performance in the first quarter 2006

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, May 18, 2006 – Zurich Financial Services Group (Zurich) announced today that its first quarter 2006 results reflect strong operating performances in all segments of its diversified portfolio.

"Our first quarter results continue the trend of consistent financial performance, reflecting the resilience of our diversified portfolio and the sustainability of our ongoing operational improvement efforts," said Zurich's Chief Executive Officer James J. Schiro. "We even achieved these positive results while making significant progress in settling important regulatory matters in the US."

Performance highlights include:

- **Net income[1] of USD 785 million, an increase[2] of 1% after the effect of a charge for US regulatory settlement costs of USD 262 million net of tax (USD 325 million pre tax). Annualized return on equity (ROE) was 15.2%**
- **Business operating profit (BOP) of USD 1,359 million, an increase of 31%. Annualized BOP ROE[3] after tax of 18.1%**
- **General Insurance combined ratio of 95.1%, an improvement of 1.8 percentage points**
- **Strong growth in Global Life new business volumes, with new business profit margin of 14.5%**
- **Farmers Management Services with consistent increase in operating performance**

"Thanks to our relentless focus on underwriting and financial discipline, we remain confident in our ability to continue to write profitable business,"

Schiro added. "Our growth in life and improving new business profit margins also demonstrate the effectiveness of our restructured operating model and market strategy."

The Group's operational improvement program, known as The Zurich Way, addresses all core processes, including underwriting, claims, distribution management and finance. As previously announced, the Group established a USD 500 million target for economic benefits from The Zurich Way initiatives in 2006, and the company is well on track to achieve this target.

General Insurance: Strong performances in our major markets produced a business operating profit of USD 886 million, up 45%. This result was driven by an underwriting profit of USD 338 million, an increase of 61%, and investment income of USD 749 million, an increase of 18%. The combined ratio improved by 1.8 percentage points to 95.1%, reflecting improvement in both the expense and loss ratios. These improvements were particularly noticeable in Global Corporate, North America Commercial and Europe General Insurance. In addition to the strong underwriting performance the General Insurance result was further supported by growth in investment income from higher yields and higher invested assets. The first quarter result also benefited from a relatively low incidence of large losses and natural catastrophes.

The gross written premiums increased by 1% in local currency but showed a 4% fall in dollar equivalent terms. The markets continue to be competitive with premium rates stable in personal lines business in most cases but with some price declines in commercial lines of business, particularly casualty lines. In US property classes, prices increased especially in areas subject to natural catastrophes. This class of business is showing further significant

price increases in the second quarter with other lines experiencing trends similar to the first quarter. We expect this general rate climate to persist through to the end of 2006.

Global Life: The Global Life result continued the positive trend seen through 2005. Business operating profit was USD 275 million, up 62%, and showing improvement in all major markets as the actions undertaken over the last three years continue to produce results. Gross new premiums written (using the industry standard measure Annual Premium Equivalent – APE) showed an increase of 16% in local currencies, or an increase of 4% in dollar equivalent terms. This growth, in conjunction with a new business profit margin of 14.5%, drove the 89% increase in new business profit of USD 83 million.

These improvements were a result of the higher volumes and profitability of new business levels. In the UK, they reflect the continuing benefits being gained from the restructuring activity which, in addition to other one-off charges, adversely affected the result in the first quarter 2005, as we prepared to launch our multi-tied sales channel, Openwork. Ireland had an exceptional result in a buoyant market with strong growth in business operating profit, new business premium levels and particularly in new business profit.

Farmers Management Services: Farmers Management Services (FMS) continued to successfully manage the Farmers Exchanges, which Zurich manages but does not own, for growth and profitability. As part of the Group's growth initiatives, FMS increased its investment in marketing and in sales-related IT enhancements. Despite this investment, business operating profit grew by 2% to USD 313 million.

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The Farmers Exchanges also continued to build surplus and are now well positioned for profitable growth going forward. In the first quarter, they achieved growth of 1.4% in a market environment where there was virtually no growth overall.

Other Businesses: The Other Businesses segment achieved a business operating profit of USD 105 million. Of this, USD 42 million arose from the business ceded by the Farmers Exchanges, a 30% reduction as a result of reduced cession in the first quarter of 2006. The other operations in this segment contributed USD 63 million with profits arising in the run off businesses, especially Centre.

Investment performance: The net investment result for Group investments of USD 2.2 billion was unchanged from 2005. The flat net investment income arose from higher yields, which were offset by negative currency impacts.

Regulatory and legal issues: In March, Zurich announced agreements with a number of attorneys general and insurance commissioners in the US. These settlements included agreements to pay USD 240 million in restitution, USD 65 million in fines and USD 20 million in costs. The charge to the quarter, net of tax relief was USD 262 million.

[1] Attributable to shareholders.

[2] All comparisons refer to the first three months of 2005 unless stated otherwise. Interim results are not indicative of full-year results.

[3] ROE calculated on common shareholders' equity. See the Financial Supplements and the Group Financial Review on the Investor Relations page of our Web site www.zurich.com for further information on shareholders' and common shareholders' equity.

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Note to editors:

There will be a telephone conference with a Q&A session for analysts and investors at 1 p.m. CET. Media are welcome to listen in. Please dial-in to register approximately 5 to 10 minutes prior to the start of the conference.

Dial-in numbers:

Europe	+41 (0)91 610 56 05
USA	+1 (1)866 865 51 44
UK	+ 44 (0)207 107 06 13

The conference call will be audio webcast on our Web site www.zurich.com live, followed by a webcast playback available after 7 p.m. CET.

Supplemental financial information will be available on our Web site www.zurich.com. The presentation for analysts and investors will be published at 12:00 p.m. CET. Please click on the "Results Reporting Q1, 2006 - Media View" button on the bottom right corner of our homepage.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

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Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for the three months ended March 31, 2006 and 2005 and the financial position as of March 31, 2006 and as of December 31, 2005. Interim results are not necessarily indicative of full-year results.

Consolidated operating statements

in USD millions, for the three months ended March 31	2006	2005	Change
Gross written premiums and policy fees	**13,434**	13,892	(3%)
Net investment result	**7,613**	3,601	111%
of which: Net investment income on Group investments	**1,914**	1,913	-
Business operating profit	**1,359**	1,034	31%
Net income attributable to shareholders	**785**	779	1%

Consolidated balance sheets

in USD millions, as of	03/31/06	12/31/05	Change
Total investments	**282,551**	277,293	2%
Reserves for insurance contracts	**224,596**	219,924	2%
Liabilities for investment contracts	**43,862**	40,999	7%
Senior and subordinated debt	**7,597**	7,540	1%
Shareholders' equity	**22,401**	22,426	-

General Insurance key performance indicators

for the three months ended March 31	2006	2005	Change
Business operating profit (in USD millions)	**886**	609	45%
Combined ratio	**95.1%**	96.9%	1.8 pts

Global Life key performance indicators

for the three months ended March 31	2006	2005	Change
Business operating profit (in USD millions)	**275**	170	62%
New business profit margin (in % of APE)	**14.5%**	7.9%	6.6 pts

Return on common shareholders' equity (ROE)

returns for the periods ended[1]	03/31/06	03/31/05	12/31/05
Return on common shareholders' equity (ROE)	**15.2%**	16.7%	15.5%
Business operating profit (after tax) return on common shareholders' equity	**18.1%**	15.5%	13.6%

Per share data

for the three months ended March 31	2006	2005	Change
Diluted earnings per share (in CHF)	**6.88**	6.19	11%

[1] Returns for the periods ended March 31, 2006 and 2005 are annualized on a compound basis using the results for the three months ended March 31. Returns for the period ended December 31, 2005 are for the year ended December 31, 2005. ROE is based on net income attributable to common shareholders.

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Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not indicative of the full year results.

Persons requiring advice should consult an independent adviser.